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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of June, 2004

                              CONVERIUM HOLDING AG
                  ----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ---------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X    Form 40-F
                                  -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                 No    X
                            -------             -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                           Converium Holding Ltd, Zug

Zug, Switzerland - June 15, 2004 - Converium Ltd today announced the successful private placement of US$ 100,000,000 of floating rate notes issued by Helix 04 Limited, a Bermuda special purpose exempted company. By means of a counter party contract with the issuer, the transaction provides Converium with fully collateralized second and subsequent event protection for North Atlantic hurricane, US earthquake, Japanese earthquake and European windstorm property catastrophe exposures. The notes are triggered only by second and subsequent events in any of the four peril regions during the five-year term of the transaction.

Following the success of the expiring Trinom transaction, Converium made the strategic decision to access the capital markets in order to secure capacity in advance of a major catastrophe event. The Helix transaction's scope is broader than Trinom's. Coverage is based on modeled losses to a notional portfolio. The notional portfolio was structured by Converium to reflect its European windstorm, US earthquake, Japanese earthquake and North Atlantic hurricane exposures. Converium expects to benefit from predefined attractive fixed pricing.

Converium was responsible for structuring, which was carried out in conjunction with Aon Capital Markets who also underwrote the issue as sole manager and book-runner. Risk modeling and analytical services for this transaction were provided by AIR Worldwide Corporation using its hurricane, earthquake and windstorm models. The notes were priced at LIBOR plus 5.40% with a maturity of 5 years. Standard & Poor's rated the notes BB+.

"This transaction once again proves Converium's ability to access the capital markets as an alternative to traditional retro markets," said Dirk Lohmann, Converium's Chief Executive Officer. "In sponsoring Helix 04, Converium offered investors the opportunity to share in a well-defined structure which they can use to diversify their portfolios. We have also secured our shareholders' interest by reducing our exposure to price increases and credit risk following a major industry event. In addition, we were able to benefit from favorable conditions currently prevailing in the capital markets."



                                  * * * * * * *



The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspectives on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.


Enquiries:

Michael Schiendorfer                       Zuzana Drozd
Media Relations Manager                    Head of Investor Relations

michael.schiendorfer@converium.com         zuzana.drozd@converium.com

Phone:         +41 (0) 1 639 96 57         Phone:         +41 (0) 1 639 91 20
Fax:           +41 (0) 1 639 76 57         Fax:           +41 (0) 1 639 71 20


About Converium

Converium is an independent leading global multi-line reinsurer known for its innovation, professionalism and service. Today Converium ranks among the top ten professional reinsurers and employs approximately 850 people in 22 offices around the globe. Converium is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium's net losses for the September 11, 2001 terrorist attacks in the United States are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures. Converium has an "A" rating (stable outlook) both from Standard & Poor's and A.M. Best Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              CONVERIUM HOLDING AG




                              By: /s/ Dirk Lohmann
                                  Name:      Dirk Lohmann
                                  Title:     CEO




                              By:  /s/ Christian Felderer
                                   Name:      Christian Felderer
                                   Title:     General Legal Counsel



Date:  June 15, 2004